SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*


                       BIGGEST LITTLE INVESTMENTS, L.P.
                       --------------------------------
                               (Name of Issuer)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                    -------------------------------------
                       (Title of Class of Securities)


                                --------------
                                (CUSIP Number)


                                  Ben Farahi
                       3650 S. Virginia Street, Suite K2
                              Reno, Nevada 89502
                                (775) 825-3355
  --------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)



                              January 27, 2009
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1)     Names of Reporting Persons
      Ben Farahi

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [ ]
       (b)  [ ]

3)     SEC Use Only

4)     Source of Funds (See Instructions):
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)     Citizenship or Place of Organization:
      USA

Number of Shares Beneficially Owned by Each Reporting Person With:

     7)  Sole Voting Power        61,586
     8)  Shared Voting Power           0
     9)  Sole Dispositive Power   61,586
    10)  Shared Dispositive Power      0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
      61,586

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13)    Percent of Class Represented by Row (11):
      34.0%

14)    Type of Reporting Person:
      IN

1)     Names of Reporting Persons
      Maxum LLC

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]

3)     SEC Use Only

4)     Source of Funds (See Instructions):
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)     Citizenship or Place of Organization:
      USA

Number of Shares Beneficially Owned by Each Reporting Person With:

     7)  Sole Voting Power          0
     8)  Shared Voting Power        0
     9)  Sole Dispositive Power     0
    10)  Shared Dispositive Power   0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
      0

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13)     Percent of Class Represented by Row (11):
       0%

14)     Type of Reporting Person:
       OO

Item 1.  Security and Issuer.

     Item 1 is hereby amended to read as follows:

     This Statement relates to units of limited partnership interest ("Units"), of Biggest Little Investments L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive office is 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502.

Item 2.  Identity and Background.

     Item 2 is hereby amended to read as follows:

     (a) - (c) This Statement is being filed by Mr. Ben Farahi and Maxum LLC, a Nevada limited liability company that is the General Partner of the Partnership ("Maxum"). The business address of both Mr. Farahi and Maxum is c/o Biggest Little Investments, L.P., 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502. Mr. Farahi is the manager of Maxum.

     (d) - (e)  During the last five years, neither Mr. Farahi nor Maxum has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Farahi is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to read as follows:

     Effective October 1, 2008, Mr. Ben Farahi acquired a total of 1,130 Units in a series of private transactions. All 1,130 Units were acquired at a price of $140.00 per Unit.

     Effective January 1, 2009, Mr. Ben Farahi acquired a total of 200 Units from private transactions at a price of $140.00 per Unit. Also effective January 1, 2009, Mr. Farahi acquired 8 Units in a private transaction at a price of $120.00 per Unit.

     On January 27, 2009, Mr. Farahi acquired an additional 2,083 Units in a series of private transactions at a price of $120.00 per Unit. These purchases were made effective April 1, 2009.

     As a result of the above transactions, Ben Farahi individually owns 61,586 Units representing 34.0% of the outstanding Units. Maxum does not beneficially own any Units.


Item 4.  Purpose of Transaction.

     Mr. Farahi has purchased his Units primarily for investment purposes with a view to making a profit. Mr. Farahi's intended goals remain to acquire 50% or more of the Units of the Partnership and to provide the limited partners of the Partnership with a cost-effective liquidity alternative to the more expensive secondary market. Mr. Farahi intends to purchase additional Units until he acquires 50% or more of the Units of the Partnership, except that Mr. Farahi will not purchase additional Units if doing so would cause the number of limited partners of the Partnership to decrease below 500.

     Except as described above in this Item 4, neither Mr. Farahi nor Maxum has any plans or proposals which would relate to or result in:

     (a) The acquisition of additional securities of the Partnership, or the disposition of securities of the Partnership;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership;

     (c) A sale or transfer of a material amount of assets of the Partnership;

     (d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Partnership;

     (f) Any other material change in the Partnership's business or corporate structure;

     (g) Changes in the Partnership's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

     (h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

     Any future decision of either Mr. Farahi or Maxum to take any such actions with respect to the Partnership or its securities will take into account various factors, including the prospects of the Partnership, general market and economic conditions and other factors deemed relevant.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended to read as follows:

     (a) The aggregate percentage of Units reported owned by Mr. Farahi is based upon 180,937 Units outstanding, which is the total number of Units outstanding as of September 30, 2008. Mr. Farahi beneficially owns 61,586 Units, representing approximately 34.0% of the number of issued and outstanding Units as of September 30, 2008. Maxum does not beneficially own any Units.

     (b) Mr. Farahi has the sole power to vote and dispose of all of the Units beneficially owned by him.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units owned by Mr. Farahi.

     (e) Not applicable.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2009

                                          /s/ Ben Farahi
                                          --------------
                                              Ben Farahi


                                      Maxum LLC

                                      By: /s/ Ben Farahi
                                          --------------
                                              Ben Farahi
                                              Manager